Exhibit 4.6

[English Translation]

AGREEMENT ON THE CONFIRMATION OF RIGHTS AND OBLIGATIONS

This Agreement on the Confirmation of Rights and Obligations (the “Agreement”) is entered into by and between the following parties on April 9, 2004 in Beijing, People’s Republic of China (“China”):

1.	BEIJING P&T CONSULTING & DESIGN INSTITUTE COMPANY LIMITED, a limited liability company duly established and in valid existence under the laws of China, with its legal address at 126 XiZhiMengNei Dajie, XiCheng District, Beijing, China (“Jingyi”);

2.	BEIJING P&T CONSULTING & DESIGN INSTITUTE, a wholly state-owned enterprise duly established and in valid existence under the laws of China, with its legal address at 126 XiZhiMengNei Dajie, XiCheng District, Beijing, China (the “Zhongjing”); and

3.	CHINA MOBILE COMMUNICATIONS CORPORATION, a wholly state-owned limited liability company duly established and in valid existence under the laws of China, with its legal address at 29 JinRong Dajie, XiCheng District, Beijing, China (“CMCC”).

WHEREAS:

1.	CMCC, Jingyi and Zhongjing entered into the Asset Injection Agreement (“Agreement One”) on April 9, 2004.

2.	In accordance with the Agreement One, CMCC will, in the name of CMCC, inject the inspection, design, consulting, service businesses of post and telecommunication (and other relevant businesses), formerly operated and managed by Zhongjing, and Related Assets and Related Liabilities into Jingyi.

THEREFORE, in order to confirm the ownership of the interests, assets, liabilities, personnel and services under Agreement One, the Parties have reached the following agreement:

Article One    Confirmation of Rights and Obligations related to the Asset Injection

1.1	Each Party hereby confirms to the other Party that, as of the Effective Date (the same as defined in Agreement One, hereunder as the same), all the Related Assets, Related Liabilities and Related Services (the same as defined in Agreement One, hereunder as the same) under Agreement One and any and all assets, interests, rights and liabilities arising from the Related Assets, the Related Liabilities and Related Services during the period from the Base Date (i.e. December 31, 2003) to the Effective Date shall be enjoyed and assumed by Jingyi; all the Related Personnel (the same as defined in Agreement One, hereunder as the same) shall be employed by Jingyi; accordingly, Zhongjing shall cease to enjoy any rights, undertake any liabilities or bear any expense with regard to the same (unless otherwise agreed upon in this Agreement).

1.2	Each Party hereby confirms to the other Party that, except the Related Assets, Related Liabilities, Related Personnel and Related Services under Agreement One, all the other services, assets, interests, liabilities and personnel (including, but not limited to, all the real estate and assets, personnel, long-term investment and liabilities of non core businesses of the inspection, design, consulting, service businesses of post and telecommunication) formerly operated and managed by Zhongjing shall still be owned or assumed by Zhongjing; and accordingly, Jingyi enjoys no rights, undertakes no liabilities and shall bear no expense with regard to the same.

1.3	Each of CMCC and Zhongjing hereby represents and warrants to Jingyi that, as of the Effective Date, CMCC and Zhongjing shall assist Jingyi to complete any and all other relevant formalities in relation to this asset injection project, including the transfer of the 80% of equity interests in Beijing Bright Golden Bridge Posts & Telecommunications Project-Management Company Limited to Jingyi.

Article Two    Confirmation of Rights and Obligations related to Contracts

Each Party hereby confirms to the other Parties that all contracts in relation to the Related Assets, the Related Liabilities, the Related Personnel and the Related Services under Agreement One shall be transferred to Jingyi. However, due to time limitations and the enormous quantity involved, the official transfer of certain contracts to Jingyi may not have been approved by the other party/parties thereto (hereinafter the “Non-Transferred Contracts”). For such Non-Transferred Contracts, the Parties hereby agree and confirm as follows:

2.1	As of the Effective Date, the rights and liabilities, as well as the gains and losses of Zhongjing generated from the Non-Transferred Contracts shall belong to Jingyi (unless otherwise stipulated in this Agreement), notwithstanding the fact that such Non-Transferred Contracts are still held by and performed in the name of Zhongjing. Zhongjing agrees to act as the trustee of Jingyi to receive or hold any interests generated from the Non-Transferred Contracts (including but not limited to certain goods and loans) on behalf of Jingyi, and that such interests are owned by Jingyi. Upon demand, Zhongjing shall deliver such interests to Jingyi;

2.2	Zhongjing shall exercise or perform the rights and liabilities under the Non-Transferred Contracts strictly in accordance with the instructions given by Jingyi from time to time, and shall not amend any terms of the Non-Transferred Contracts or terminate the same without Jingyi’s prior written consent thereto;

2.3	The reasonable expenses incurred by Zhongjing for the purpose of performing the obligations under the paragraph 2.1 above shall be reimbursed by Jingyi, except expenses incurred as a result of negligence or fault on the part of, or other reasons caused by, Zhongjing;

2.4	If, as a result of Zhongjing’s negligence, fault or other reasons caused by Zhongjing in connection with its holding or performing the Non-Transferred Contracts in its name and on behalf of Jingyi under this Agreement, Jingyi sustains any losses therefrom (including but not limited to legal action expenses and damages), Zhongjing shall sufficiently compensate Jingyi for such losses in a timely manner; and

2.5	If there arises such a need that the rights of Jingyi under the Non-Transferred Contracts (including the rights to initiate legal proceedings or arbitration, or to take other necessary actions) be exercised by Zhongjing in its name, Zhongjing shall assist Jingyi by exercising such rights in Zhongjing’s name.

2.6	Despite of the above agreements in this Article, Zhongjing shall endeavour to perform its obligations under Agreement One Article 2.5. Jingyi undertakes to provide any and all reasonable and necessary assistance and cooperation.

Article Three    representations, warranties and undertakings

3.1	Each Party hereto represents, warrants and undertakes to the other Parties that:

(1)	it is an independent legal person duly established and in valid existence under the laws of China;

(2)	it has all requisite authority, power and ability to execute this Agreement and perform the responsibilities and obligations under this Agreement;

(3)	any and all terms and conditions under this Agreement comply with its Articles of Incorporation, laws and regulations of China, and any agreement entered into with any third party;

(4)	the representative to sign this Agreement has been dully authorized. This Agreement, upon execution, will constitute legal, valid, binding and enforceable obligations of each of CMCC, Zhongjing and Jingyi.

Article Four    Liabilities Arising From Breach Of Contract

4.1	In case of any breach of the provisions or representations, warranties and undertakings under this Agreement, the Party that breaches this Agreement shall compensate the other parties hereto or undertake any and all losses, expenses and liabilities arising from the breach of contract of the other parties, including, but not limited to, the relevant legal proceedings or arbitration fees and attorney fees.

Article Five    Confidentiality

5.1	Unless stipulated or required by the law or relevant regulatory body, any party hereto shall not provide or disclose any information in relation to the business and finance of the other parties to any institution or individual without the prior written consent of the other parties.

Article Six    Force Majeure

6.1	In any event of force majeure which is unforeseeable, unavoidable and insurmountable to its happening and consequences, resulting in any inability on any Party to perform the related obligations hereunder, the affected Party shall immediately notify the other Parties of such event, and provide the other Parties within fifteen (15) days with valid documents of proof evidencing the detailed occurrence of such event, and reasons for its inability or delay to perform all or part of such obligations under this Agreement. Upon the extent to which an event of force majeure affects the performance of such obligations, the Parties hereto shall consult each other so as to work out fair and reasonable remedies and endeavour to solve the problem.

Article Seven    Assignment

7.1	Unless agreed otherwise by the Parties, any Party shall not assign all or part of its rights and obligations hereunder without the prior written consent of the other parties.

Article Eight    No Waiver

8.1	Unless the law states otherwise, any failure to exercise or delay in exercising its rights or powers by one party hereunder shall not be construed as a waiver of such rights or powers. Any one time or partial exercise of such rights or powers by one party shall not affect any further or complete exercise of such rights or powers.

Article Nine    Settlement of Dispute

9.1	Any dispute arising from or in connection with the interpretation or performance of this Agreement shall be settled by the Parties through friendly negotiations conducted among representatives appointed by the Parties for this purpose. In the case that no resolution is reached through consultations within 60 days after the occurrence of such dispute, any Party may bring an action to a competent People’s Court in China for its judgment.

Article Ten    Governing Law

10.1	This Agreement shall be governed by and interpreted in accordance with Chinese law.

Article Eleven    Notices

11.1	Any notice to be given under this Agreement shall be made in writing and sent by hand delivery or mail or facsimile to the other Parties’ addresses set out in the front page of this Agreement or to any other address as such Party may designate in writing from time to time.

11.2	Any notice shall be deemed as having been received at the time of delivery if delivered in person; on the second working day of the mailing date as indicated by postal chop if delivered by mail; upon delivery if transmitted by facsimile.

Article Twelve    Effectiveness And Miscellaneous

12.1	This Agreement shall come into effect upon the date when it is executed and chopped by the legal persons or authorized representatives of the Parties.

12.2	Upon the unanimous agreement of the Parties hereto, this Agreement may be amended or supplemented and any of such amendment or supplementary to this Agreement shall be effective only if they are in writing and executed and chopped by the legal persons or authorized representatives of the Parties.

12.3	This Agreement is severable. Should any provision hereof for any reason at any time be declared invalid or unenforceable by a court of competent jurisdiction, then the validity and enforceability of the remaining provisions herein shall remain intact. Under such circumstances, the Parties hereto shall, on the principle of honesty and trust, consult each other to conclude a replacement provision, so as to reach the target of the severed provision.

12.4	This Agreement is executed in Chinese in three (3) original counterparts, each of which shall be retained by each party hereto. Each counterpart is equally effective.

PARTY A: BEIJING P&T CONSULTING & DESIGN INSTITUTE COMPANY LIMITED

By:	/s/ ZHANG Xiangli
Authorized Representative

PARTY B: BEIJING P&T CONSULTING & DESIGN INSTITUTE

By:	/s/ ZHANG Xiangli
Authorized Representative

PARTY C: CHINA MOBILE COMMUNICATIONS CORPORATION

By:	/s/ ZHANG Ligui
Legal Person